Fact Sheet for Term Sheet 1628R
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated: October 25, 2012

Structured Solutions Snapshot
Five-Year Market Contribution Securities linked to the Deutsche Bank Liquid Commodity Index – Mean Reversion PlusTM Total Return due October 31*, 2017
Investment Rationale & Positioning	Description & Return Profile
■ Commodities investment strategy, which combines an approach of seeking to optimize an investment in six commodities by adjusting their weights in the Index based on their relative prices with a rule-based momentum strategy that seeks to protect returns from downturns in commodity markets.

■ The Index seeks to increase its commodity exposure during bullish commodity cycles, up to a maximum of 100%, and to gradually reduce its commodity exposure as the cycle reverses, with commodity exposure possibly going down to zero.

■ For the portion of the Index exposed to commodities, the Index seeks to dynamically adjust its exposure to individual commodities so that it is underweight in relatively expensive commodities and overweight in relatively cheap commodities.

The Five-Year Market Contribution Securities linked to the Deutsche Bank Liquid Commodity Index – Mean Reversion PlusTM Total Return (the “Index”) offer clients:

■ Full Participation in the upside and downside performance of the Index, reduced by an Adjustment Factor of 2.00% each year the securities remain outstanding (applied at Maturity or upon Early Redemption).

■ Best-Case Scenario: Participation in any positive index return, net of the Adjustment Factor. The Redemption Amount of the securities is uncapped if the Index increases in value.

■ Worst-Case Scenario: Full downside risk; if the Index falls below its Initial Level, investors will participate one-to-one on the downside, in addition to the deduction of the Adjustment Factor.

Key Terms
Issuer	Deutsche Bank AG, London Branch
Issue Price	100% of the Face Amount
Investment Currency	USD
Investment Amount	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
Index	The Deutsche Bank Liquid Commodity Index – Mean Reversion Plus™ Total Return (Bloomberg Ticker: DBLCMPUT <Index>)
Redemption Amount
A cash payment, determined on the Final Valuation Date or the Early Redemption Valuation Date, as applicable, that provides you with a return per $10,000 Face Amount of securities, calculated as follows:
$10,000  +  $10,000  x  (Index Return  –  Adjustment Factor)

Underlying Return	The performance of the Index from the Initial Level to the Final Level, calculated as follows:
Final Level	- 1
Initial Level
Adjustment Factor
(0.02 x (Days/365)) where “Days” equals the number of calendar days from, and including, the Trade Date to, but excluding, the Final Valuation Date or the Early Redemption Valuation Date, as applicable

Investor Early Redemption
You will have the right to cause us to redeem your securities, in whole or in part, for the Redemption Amount, by submitting a notice of your intention, indicating the aggregate Face Amount of securities to be redeemed (in integrals of the Face Amount), to your broker in accordance with your broker’s instructions so that we receive notification of your intention during the Election Period. If you exercise your early redemption right, the Redemption Amount payable on the applicable Early Redemption Payment Date will be calculated as of the corresponding Early Redemption Valuation Date using the relevant Final Level and Adjustment Factor on such Early Redemption Valuation Date.  See “Additional Terms of the Securities—Early Redemption” in the accompanying term sheet No.1628R.

Early Redemption Valuation Date
The Early Redemption Valuation Date for an Investor Early Redemption will be on the date on which such notice is actually received by the Issuer if such notice is received on a trading day at or before 10:00 a.m. New York City time, or the next trading day if such notice is not received on a trading day or is received after 10:00 a.m. New York City time.

Early Redemption Payment Date	The Early Redemption Payment Date will be three business days after the applicable Early Redemption Valuation Date.
Election Period	Any trading day from (and including) November 12*, 2013 to (but excluding) the Final Valuation Date.
Initial Level	The Index closing level on the Trade Date
Final Level	The Index closing level on the Final Valuation Date or Early Redemption Valuation Date, as applicable
Trade Date	October 30*, 2012
Settlement Date	November 2*, 2012
Final Valuation Date	October 26*, 2017
Maturity	October 31*, 2017
Listing
The securities will not be listed on any securities exchange. Deutsche Bank Securities Inc. (“DBSI”) intends to offer to purchase the securities in the secondary market but is not required to do so. Purchases made by DBSI in the secondary market will be subject to an additional 0.50% fee.

Fees and Commissions
Deutsche Bank Securities Inc., acting as agent for Deutsche Bank AG, will receive an up-front commission or fee of 0.95% or $95.00 per $10,000 Face Amount of securities.  In addition, we expect to pay a portion of the Adjustment Factor as a commission on a quarterly basis to brokerage firms, which may include DBSI, and their affiliates, whose clients purchased securities in this offering and who continue to hold their securities. For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information (Conflicts of Interest)” in the accompanying term sheet No. 1628R.

*
Expected. In the event that we make any change to the expected Trade Date or Settlement Date, the Election Period, the Final Valuation Date and the Maturity Date will be changed so that the stated term of the securities remains the same.

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Considerations

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The Index became an investable index in June, 2007. Annualized returns from January 2002 through July 2007 were retrospectively calculated. Hypothetical and past performance is not indicative of future results.

■	Index levels are available daily on Bloomberg (DBLCMPUT Index <GO>)
■	Annual adjustment factor of 2.00%. A fee of 0.50% will be applied to purchases, if any, made by DBSI in the secondary market.
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Tax Treatment: In determining our tax reporting responsibilities, if any, with respect to the securities, we expect to treat them for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your securities (including at maturity or upon early redemption), and (ii) your gain or loss on the securities should be capital gain or loss. However, significant aspects of the tax treatment of the securities are uncertain. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities could differ materially and adversely from those described briefly above. In addition, the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Performance of the Deutsche Bank Liquid Commodity Index – Mean Reversion PlusTM Total Return and the Deutsche Bank Liquid Commodity Index – Mean ReversionTM Total Return†

The Index and the Underlying Index

The Deutsche Bank Liquid Commodity Index — Mean Reversion Plus™ Total Return is based on the Deutsche Bank Liquid Commodity Index — Mean Reversion™ Total Return (the “Underlying Index”). The Index’s closing level is calculated on a “total return” basis and is designed to reflect a momentum strategy of investing fully or partially in the Underlying Index according to a formula that measures how the Underlying Index has performed during the previous twelve months.

The Underlying Index is composed of futures contracts on six commodities – Crude Oil, Heating Oil, Aluminum, Gold, Wheat and Corn.

■   Captures returns from two sources: spot return and roll yield.
■   Frees the investor from the mechanics of futures trading (e.g., contract rolling and physical delivery).
■   Applies a mean reversion adjustment with the aim of reducing the weighting of relatively expensive commodities while increasing the weighting of relatively cheap commodities, according to a rule based mechanism.

The weighting of each commodity in the Underlying Index depends on the deviation of the commodity’s price from its long-term average. If the short-term moving average of a commodity rises significantly above its long-term moving average, the weighting of such commodity in the Underlying Index will be reduced and vice versa.  Both the Index and the Underlying Index are described in more detail in underlying supplement No. 2 (http://www.sec.gov/Archives/edgar/data/1159508/000095010312005098/crt-dp33169_424b2.pdf).

Deutsche Bank Liquid Commodity Index – Mean Reversion™ Total Return Allocation History†	Deutsche Bank Liquid Commodity Index – Mean Reversion PlusTM Total Return Allocation History†

†
Because the Index was launched in June 2007 and the Underlying Index was launched in February 2003, the Sponsor has retrospectively calculated the levels of the Index and the Underlying Index, the percentage the Index was invested in the Underlying Index, and the percentage weights of the commodities in the Underlying Index based on actual historical commodity forward rates using the same methodology as described above. Although the Sponsor believes that these retrospective calculations represent accurately and fairly how the Index and Underlying Index would have performed before June 2007 and February 2003, respectively, the Index and Underlying Index did not, in fact, exist before June 2007 and February 2003, respectively. All prospective investors should be aware that no actual investment that allowed a tracking of the performance of the Index and the Underlying Index was possible at anytime prior to June 2007 and February 2003, respectively. Past performance of the Index and Underlying Index is no guarantee of future results.

Risks

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YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The securities do not guarantee any return of your initial investment. The return on the securities at maturity or upon an early redemption is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the level of the Index, measured from the Initial Level to the Final Level, determined on the Final Valuation Date or the Early Redemption Valuation Date, as applicable. Accordingly, you could lose up to $10,000 for each $10,000 that you invest.

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THE INCLUSION OF AN ADJUSTMENT FACTOR REDUCES THE PAYMENT AT MATURITY OR UPON AN EARLY REDEMPTION — The payment at maturity or upon an early redemption will be reduced by approximately 2.00% for each year the securities remain outstanding. Since the Adjustment Factor is applied to the value of the Index Return on the Final Valuation Date or the Early Redemption Valuation Date, as applicable, the Adjustment Factor will reduce the return on the securities regardless of whether the Final Level on the Final Valuation Date or on the Early Redemption Valuation Date, as applicable, is greater, less than or equal to the Initial Level. The securities have a term from the Trade Date to the Final Valuation Date of approximately three years, so the total return at maturity will be reduced by approximately 6.01% compared to the total return if the Adjustment Factor had not been applied. Consequently, at maturity, you will receive less than your original investment unless the Final Level determined on the Final Valuation Date is approximately 6.01% or more than the Initial Level.

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THE RETURN ON THE SECURITIES MAY BE LOWER THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY AND MAY BE ZERO OR NEGATIVE — The return on the securities may be lower than the yield on our conventional debt securities of a comparable maturity and credit rating. At maturity, you will receive a positive return on your investment only if the Final Level on the Final Valuation Date exceeds the Initial Level by approximately 9.98% or more. If you choose to exercise your early redemption right, you will receive a positive return on your investment only if the Final Level on the Early Redemption Valuation Date exceeds the Initial Level by an amount sufficient to entirely offset the effect of the Adjustment Factor.

■	NO COUPON PAYMENTS — As a holder of the securities, you will not receive coupon payments.
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CREDIT RISK — The payment of amounts owed to you under the securities is subject to the Issuer’s ability to pay. Consequently, you are subject to risks relating to the creditworthiness of Deutsche Bank AG.

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THE RETURN ON YOUR INVESTMENT COULD BE SIGNIFICANTLY LESS THAN THE PERFORMANCE OF THE UNDERLYING INDEX OR CERTAIN COMPONENTS OF THE UNDERLYING INDEX — The return on your investment in the securities could be significantly less than the return on an alternative investment with similar risk characteristics, even if some of the futures contracts reflected in the Underlying Index, or the commodities underlying such futures contracts, have generated significant returns. The levels of such futures contracts and such commodities may move in different directions at different times compared to each other, and underperformance by one or more of the futures contracts included in the Underlying Index may reduce the performance of the Underlying Index, and therefore the performance of the Index, as a whole. Additionally, when the Index is not fully invested in the Underlying Index, the Index performance will not fully reflect the performance of the Underlying Index.

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ADJUSTMENTS TO THE WEIGHTS OF THE EXCHANGE TRADED INSTRUMENTS INCLUDED IN THE UNDERLYING INDEX MAY LIMIT THE INDEX RETURN AND, CONSEQUENTLY, THE RETURN ON THE SECURITIES — During the term of the securities, the methodology of the Underlying Index may require adjustments to the weights of the futures contracts included in the Underlying Index. See “The Deutsche Bank Liquid Commodity Index – Mean Reversion™ – Determining the Instrument Amount on a DBLCI Rebalancing Day” in underlying supplement No. 2.

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NO RIGHTS IN EXCHANGE-TRADED FUTURES CONTRACTS ON THE UNDERLYING INDEX CONSTITUENTS — As an owner of the securities, you will not have any rights that holders of exchange-traded futures contracts on the commodities included in the Underlying Index may have.

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THE CORRELATION AMONG THE UNDERLYING INDEX CONSTITUENTS COULD CHANGE UNPREDICTABLY — Correlation is the extent to which the values of the Underlying Index constituents increase or decrease to the same degree at the same time. If the correlation among the Underlying Index constituents changes, the value of the securities may be adversely affected.

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THE PRICES OF COMMODITIES AND COMMODITY FUTURES CONTRACTS ARE HIGHLY VOLATILE AND MAY CHANGE UNPREDICTABLY – Market prices of commodities and commodity futures contracts are highly volatile and, in many sectors, have experienced unprecedented historical volatility in the past few years. Market prices of commodities and commodity futures contracts may fluctuate rapidly based on numerous factors. These factors may affect the values of the related futures contracts comprising the Underlying Index and, as a result, the level of the Index, the value of the securities and any payments you may receive in respect of the securities.

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THE MARKETS FOR THE UNDERLYING COMMODITIES SUFFER FROM SYSTEMIC RISKS — Changes in supply and demand can have significant adverse effects on the prices of commodities. In addition, commodities tend to be exposed to the risk of fluctuations in currency exchange rates, volatility from speculative activities and the risk that substitutes for the commodities in their common uses will become more widely available or comparatively less expensive.

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THE ABSENCE OF BACKWARDATION OR PRESENCE OF CONTANGO IN THE MARKETS FOR FUTURES CONTRACTS INCLUDED IN THE UNDERLYING INDEX WILL ADVERSELY AFFECT THE LEVEL OF THE INDEX — While certain futures contracts included in the Underlying Index have historically exhibited consistent periods of backwardation, backwardation will likely not exist in these markets at all times. The absence of backwardation in the markets for these futures contracts will adversely affect the levels of the Underlying Index and the Index and, accordingly, decrease the value of your securities. Conversely, some futures contracts included in the Underlying Index have historically exhibited “contango” markets rather than backwardation. The presence of contango in the markets for these futures contracts will adversely affect the levels of the Underlying Index and the Index and, accordingly, decrease the value of your securities.

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THE LONDON METAL EXCHANGE DOES NOT HAVE DAILY PRICE LIMITS — The official cash offer prices of aluminum are determined by reference to the per unit U.S. dollar cash offer prices of contracts traded on the London Metal Exchange, which we refer to as the LME. The LME is a principals’ market that operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets, which will expose the securities to risks that may adversely affect the value of the securities.

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THE COMMODITY PRICES REFLECTED IN THE UNDERLYING INDEX ARE SUBJECT TO EMERGING MARKETS’ POLITICAL AND ECONOMIC RISKS — The Underlying Index constituents may be produced in emerging market countries that are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Political or economic instability is likely to adversely impact the level of the Underlying Index and the Index and, potentially, the return on your investment and the value of the securities.

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A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE SECURITIES – If a Commodity Hedging Disruption Event occurs, we will have the right to accelerate the payment on your securities prior to maturity. The amount due and payable on the securities upon such early acceleration will be determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your securities is accelerated, your investment may result in a loss and you may not be able to reinvest the proceeds in a comparable investment.

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COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES, WHICH MAY ADVERSELY AFFECT THE LEVEL OF THE UNDERLYING INDEX, THE INDEX AND THE VALUE OF THE SECURITIES – Commodity futures contracts are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the securities. Future regulatory change may cause us or our affiliates to be unable to effect transactions necessary to hedge our obligations under the securities, in which case we may, in our sole and absolute discretion, accelerate the payment on your securities early and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your securities is accelerated, your investment may result in a loss and you may not be able to reinvest the proceeds in a comparable investment. We may also decide, or be forced, to sell a portion, possibly a substantial portion, of our hedge position in the futures contracts underlying the Underlying Index. In addition, other market participants are subject to the same regulatory issues and may decide, or be required to, sell their positions in such futures contracts underlying the Underlying Index. While the effect of these or other regulatory developments are difficult to predict, if such broad market selling were to occur, it would likely lead to declines, possibly significant declines, in the price of such futures contracts underlying the Underlying Index and therefore, the level of the Index and the value of the securities.

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IF THE LIQUIDITY OF THE UNDERLYING INDEX CONSTITUENTS IS LIMITED, THE VALUE OF THE SECURITIES WOULD LIKELY BE IMPAIRED, AND THIS COULD RESULT IN POTENTIAL CONFLICTS OF INTEREST — Reduced liquidity on the Final Valuation Date or an Early Redemption Valuation Date, as applicable, would likely have an adverse effect on the level of the Underlying Index and, therefore, on the return on your securities. Limited liquidity relating to the Underlying Index constituents may also result in the Sponsor being unable to determine the level of the Index using its normal means. The resulting discretion by the Sponsor in determining the Final Level could, in turn, result in potential conflicts of interest.

Risks

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SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These circumstances could adversely affect the level of the Underlying Index and the Index and, therefore, the value of your securities.

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RISKS ASSOCIATED WITH THE INDEX MAY ADVERSELY AFFECT THE MARKET PRICE OF THE SECURITIES — Because the securities are linked to the Index, which reflects the return on futures contracts on six different exchange-traded physical commodities, it will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the securities prior to maturity. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase securities from you in secondary market transactions will likely be lower than the Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you. In addition, the hedging activity of the Issuer or its affiliates may result in the Issuer or its affiliates receiving a profit from hedging, even if the value of the securities declines. The securities are not designed to be short-term trading instruments. You should be willing and able to hold your securities to maturity.

■	LACK OF LIQUIDITY — There may be little or no secondary market for the securities. The securities will not be listed on any securities exchange.
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THE VALUE OF THE SECURITIES WILL BE AFFECTED BY A NUMBER OF UNPREDICTABLE FACTORS — While we expect that, generally, the levels of the Index and the Underlying Index will affect the value of the securities more than other factors, the value of the securities will also be affected by a number of economic and market factors that may either offset or magnify each other.

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TRADING BY US OR OUR AFFILIATES IN THE COMMODITIES MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES — We and our affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities transactions. In addition, we or one or more of our affiliates expect to hedge our commodity exposure from the securities by entering into various transactions, such as over-the-counter options or futures. We may adjust these hedges at any time and from time to time. Our trading and hedging activities may have a material adverse effect on the commodities prices and have a potentially negative impact on the performance of the Underlying Index and the Index. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the securities declines. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in commodity prices. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies relating to the securities.

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THE INDEX MAY NOT FULLY REFLECT ANY APPRECIATION OF THE UNDERLYING INDEX, AND THE MOMENTUM STRATEGY MAY NOT EFFECTIVELY PROTECT THE INDEX FROM DECLINES IN THE UNDERLYING INDEX — The Index takes the strategy of investing fully or partially in the Underlying Index based on the view that the Underlying Index exhibits momentum. The proportion of the Index invested in the Underlying Index, which we refer to as the “Index Weight,” is determined by how well the Underlying Index has performed over the previous year, with greater weight being given to the Underlying Index’s performance over recent months. We cannot guarantee that this strategy will be successful or that the assumptions on which the strategy is predicated are accurate.

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WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE SECURITIES ARE LINKED OR THE MARKET VALUE OF THE SECURITIES —  We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities. Any such research, opinions or recommendations could affect the level of the index to which the securities are linked or the market value of the securities

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THE BROKERAGE FIRM THROUGH WHICH YOU HOLD YOUR SECURITIES AND YOUR BROKER MAY HAVE ECONOMIC INTERESTS THAT ARE DIFFERENT FROM YOURS — We expect to pay a portion of the Adjustment Factor as a commission on a quarterly basis to brokerage firms, which may include Deutsche Bank Securities Inc. (“DBSI”), and their affiliates, whose clients purchase securities in this offering and who continue to hold their securities. We expect that the brokerage firm through which you hold your securities will pay a portion of these commissions to your broker. As a result of these arrangements, the brokerage firm through which you hold your securities and your broker may have economic interests that are different than yours. As with any security or investment for which the commission is paid over time, your brokerage firm and your broker may have an incentive to encourage you to continue to hold the securities because they will no longer receive these quarterly commissions if you sell or redeem your securities. You should take the above arrangements and the potentially different economic interests they create into account when considering an investment in the securities. For more information about the payment of these commissions, see “Supplemental Underwriting Information (Conflicts of Interest)” in the accompanying term sheet No. 1628R.

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POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent for the securities, and hedging our obligations under the securities, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

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INDEX SPONSOR HAS DISCRETION TO ADJUST THE METHODOLOGY OF THE INDEX — During the term of the securities, the Index Sponsor may modify the methodology used to determine the Index as it deems appropriate if the Index Sponsor is of the view that such change is required in light of fiscal, market, regulatory, juridical or financial circumstances (including, but not limited to, any changes to or any suspension or termination of or any other events affecting any Underlying Index constituent or an Exchange Traded Instrument). See “The Deutsche Bank Liquid Commodity Index – Change in the Methodology of the Indices” in underlying supplement No. 2.

See “Selected Risk Factors” in the accompanying term sheet No. 1628R and “Risk Factors” in the accompanying product supplement for additional information.

Important Information and Disclosures
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This snapshot does not contain all the terms and conditions relevant to the securities. This snapshot must be read in conjunction with the accompanying term sheet No. 1628R, prospectus supplement, prospectus, product supplement R and underlying supplement No. 2.  This snapshot does not purport to summarize all of the conditions, representations, warranties, and other provisions relevant to the securities.

■	We have sent you this document in our capacity as a potential counterparty acting at arm's length. We are not acting as your financial adviser or in a fiduciary capacity in respect of this proposed transaction or any other transaction with you unless otherwise expressly agreed by us in writing. Prospective investors should understand and discuss with their professional tax, legal, accounting and other advisors the effect of a transaction they may enter into.
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Before entering into any transaction, you should take steps to ensure that you understand and have made an independent assessment of the appropriateness of the transaction in light of your own objectives and circumstances, including the possible risks and benefits of entering into such transaction. You should also consider making such independent investigations as you consider necessary or appropriate for such purposes.

■	The past performance of securities, indices or other instruments referred to herein does not guarantee or predict future performance.
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The securities involve risk, which may include commodity, credit, political, liquidity, time value, and market risk and are not suitable for all investors. For further risk considerations, please refer to the accompanying term sheet No. 1628R, prospectus supplement, prospectus and product supplement R, including the section entitled “Risk Factors.”

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Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet and this document if you so request by calling toll-free 1-800-311-4409.

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We or our affiliates, or persons associated with us or such affiliates, may maintain a long or short position in securities referred to herein, or in related futures or options, purchase or sell, make a market in, or engage in any other transaction involving such securities, and earn brokerage or other compensation.

■	“Deutsche Bank" means Deutsche Bank AG and its affiliated companies, as the context requires.